Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
GSE Systems, Inc.

We consent to the use of our report dated April 2, 2007, with respect to the consolidated balance sheets of GSE Systems, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Interests of Named Experts and Counsel” in the prospectus.  Our report refers to a change in accounting for share based payments as the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, on January 1, 2006.

/s/ KPMG LLP

Baltimore, Maryland
November 19, 2007